Stodo Technologies LLC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 5,896	$ 8,397
Total current assets	5,896	8,397
Intangible assets	15,000	15,000
TOTAL ASSETS	$ 20,896	$ 23,397
LIABILITIES AND MEMBERS' EQUITY		
Short-term debt	$ 5,560	$ -
Accounts payable and accrued expenses	88	8,485
Total current liabilities	5,648	8,485
Long-term Debt	-	5,560
Commitments and contingencies	-	-
Members' equity:		
6,001,800 units authorized and outstanding	8,500	8,500
Retained earnings	6,748	852
Total members' equity	15,248	9,352
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 20,896	$ 23,397